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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

                                 *  *  *  *

The following letter was distributed to CBOT members and membership interest holders on September 20, 2000 and is currently available on the CBOT's Internet and Intranet sites, MemberNet and OnBoard.

September 20, 2000

RE:     ACTIONS TAKEN BY THE BOARD OF DIRECTORS

Dear Fellow Members:

I want to inform you of three critical decisions made yesterday by your Board of Directors that impact the strategic direction of our Exchange.

1) Side-by-side trading of agricultural contracts: Based on a recommendation from the Business Development Committee and the Board of Directors of e-CBOT, the Board unanimously approved the listing of CBOT agricultural complex products during all hours of operation of the a/c/e trading platform, including side-by-side with our open outcry session. This is subject to approval by membership vote.

   Offering our premier agricultural contracts in such a manner will satisfy member and customer demand for increased access to these products, as well as work to thwart any potential competitive threats. This also will bring uniformity to the electronic trading hours for all of our product groups. Management will come forward with an implementation plan that addresses the timing of the launch of this initiative, and how we deal with critical issues such as the release of government reports.

2) Reduction in the size of the Board of Directors and Nominating Committee: The Board overwhelmingly approved a recommendation from the Executive Committee to amend our charter and bylaws to reduce the size of the Board from 25 regular voting members to 16, and to reduce the size of the Nominating Committee from seven to five. This is subject to approval by membership vote.

   This is a further move toward demutualization and better corporate governance, a goal of our restructuring strategy. This proposal would be implemented by not holding elections this year to replace the seven member directors whose terms expire at the end of 2000, including the Second Vice Chairman, five Full Member seats, and one Associate Member seat. We also would not hold an election for the seat vacated by Director Riechers, whose term would have expired in December 2001. In addition, we will fill only one of the two non-member vacancies that will exist at the end of the year. That vacancy would be filled according to the existing procedure (nomination by the Nominating Committee and approval by the Board of Directors) in order to satisfy the CFTC requirement that at least 20% of the regular voting members of the Board be non-members. For the Nominating Committee, we will not hold elections to replace the two members of the Committee whose terms expire at the end of the year.



   Accordingly, the only election that would be held in December 2000 would be for the office of Chairman.

3) Pre-Execution Communications: The Board approved a recommendation from the e-CBOT Board of Directors to expressly permit pre-execution communications in connection with
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   trading on the a/c/e platform. A pre-execution notice was in effect prior to
   June 1996 on Project A. Eurex rules permit pre-execution communication, and a similar notice is in effect for other competing electronic trading systems.

   The Board also approved seeking confirmation from the CFTC that option trading on a/c/e which utilizes a pre-execution communication system (i.e., a subscriber network as described) would be permissible under CBOT rules and regulations. The Board also agreed to delay implementation of this program for 45 days.

There will be further communication and information provided to the membership regarding the issues of side-by-side trading of our agricultural contracts, and on the issue of reducing the size of the Board of Directors. Again, both issues are subject to membership approval.

In the interim, please feel free to contact me if you have any questions on the decisions made by your Board of Directors as outlined above.

Sincerely,
David P. Brennan


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                             *   *   *   *

The following publication was distributed to CBOT members and membership interest holders on September 20, 2000, and is currently available on the CBOT's Intranet sites, MemberNet and Onboard.

The Board of Directors of the Chicago Board of Trade at its regular meeting on Tuesday, September 19, 2000 took the actions summarized below.

                                     . . .

Based on recommendations from the Business Development Committee and the Board of Directors of e-CBOT, unanimously approved a proposal to enable the listing of CBOT(R) agricultural complex products for electronic trading during daytime hours of operation of the a/c/e trading platform, including side-by-side with the open outcry session.

Under Rule 9B.02 the electronic trading of agricultural contracts during the 6:00 a.m. to 6:00 p.m. timeframe is subject to approval by a vote of the membership. Complete details with respect to this enabling membership vote proposition will be forthcoming.

                                     . . .

Based on a recommendation of the Executive Committee, and consistent with the Exchange's restructuring strategy of moving toward demutualization and more streamlined corporate governance, approved reductions in the size of the Board of Directors and the Nominating Committee. Under this proposal the number of regular voting Board members would change from 25 to 16, and the number of Nominating Committee members would change from 7 to 5.

These reductions would be accomplished by not filling vacancies in the Second Vice Chairman, Director and Nominating Committee positions which ordinarily would be filled through the December 2000 Annual Election process. (A December 2000 election would be held for the Officer of Chairman of the Board.) In addition, the Board would appoint one, rather than two, non-member "public" directors for new term commencing in 2001.

The Charter, Bylaws and Rule changes needed to implement this proposal will be subject to a vote of the membership. Complete details will be forthcoming.

The Board approved this proposition for a vote of the membership by a vote of 18 "Aye" and 5 "Nay", recorded as follows:


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                                                                        09/19/00
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                                      -2-


Director    Cahnman     Aye      Director     Manning   Aye
            Cashman     Aye                   McMillin  Aye
            Cermak      Aye                   Michel    Aye
            Corvino     Aye                   Niciforo  Aye
            Curley      Aye                   Sorkin    Nay
            Filipowski  Aye                   Thompson  Aye
            Hamada      Aye                   Wallace   Aye
            Hersch      Nay                   Walter    Aye
            Kurzydlo    Nay                   Weems     Nay
            Lavender    Nay
            Lee         Aye
            Levin       Aye

                        Second Vice Chairman  Ryan      Aye
                        First Vice Chairman   Carey     Aye

The CBOT urges you to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring, when it becomes available, as well as the other documents that the CBOT has filed or will file with the SEC, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's website at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604, Attention: Office of the Secretary, Telephone:
(312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                     . . .

Approved the following based on recommendations of the e-CBOT Board of
Directors:

- Express permission of pre-execution discussions in connection with trading on the a/c/e platform. (Comparable provisions were in effect for Project A(R) prior to June 1996, and are in effect currently for other electronic trading systems). (Subject to CFTC review.)

- A request for CFTC confirmation that option trading on a/c/e which utilizes a pre-execution communication system (i.e. - a subscriber network) would be permissible under CBOT rules and regulations. (This interpretation is subject to CFTC review and will not be implemented in less than 45 days.)

The Board approved these actions by a vote of 18 "Aye" and 4 "Nay", recorded as follows:


                                    - MORE -

                                                                        09/19/00
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                                      -3-


Director    Cahnman     Aye      Director     Manning   Aye
            Cashman     Aye                   McMillin  Aye
            Cermak      Aye                   Michel    Aye
            Corvino     Nay                   Niciforo  Aye
            Curley      Aye                   Sorkin    Nay
            Filipowski  Aye                   Thompson  Aye
            Hamada      Aye                   Wallace   Aye
            Hersch      Aye                   Walter    Aye
            Kurzydlo    Nay
            Lavender    Nay
            Lee         Aye
            Levin       Aye

                        Second Vice Chairman  Ryan      Aye
                        First Vice Chairman   Carey     Aye

                                     . . .

Based on a Finance Committee recommendation, approved a dues waiver program for cases where members have multiple, non-delegated memberships. This program is scheduled for implementation beginning with the 4th quarter of 2000.

                                     . . .

Received and accepted the Chief Financial Officer's reports concerning the financial statements of the Exchange and of Ceres Trading Limited Partnership ("Ceres") for the eight months ended August 31, 2000.

                                     . . .

Considered reports from the Executive Committee and from Exchange management which recommended that the Ceres Foreign Consultancy Division be dissolved. The reports noted that the Division has no foreseeable prospects for meaningful profits or for repaying prior operating losses, and that the Division's goal of deriving profits from initiatives with foreign exchanges could be pursued within a restructured CBOT.

In accordance with the recommendations presented and on behalf of the Exchange as General Partner of Ceres, the Board authorized the dissolution of the Foreign Consultancy Division.

                                     . . .

Consistent with the CBOT's restructuring strategy, approved and authorized the transfer of the general partnership interest in Ceres from the CBOT to Electronic Chicago Board of Trade, Inc. ("e-CBOT").

                                     . . .

                                    - MORE -

                                                                        09/19/00
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                                      -4-

Based on recommendations of the Business Development Committee, approved regulation changes to modify various delivery specifications for Corn and Soybean contracts in the following areas:

-  to increase storage rates;
-  to decrease maximum certificates allowed to be issued;
-  to require the maker to include barge stevedoring in fob charge;
-  to continue storage charges through load-out;
-  to reimburse maker expenses if loading orders are canceled;
-  to allow initial deliveries in any quantities; and
- to require shippers to quote a price at which they will either buy shipping certificates or sell grain to make up the balance for load-out in the event a shipping station has less than eleven shipping certificates outstanding.

Subject to CFTC approval.

The revisions would be effective December 1, 2001 for Corn and November 1, 2001 for Soybeans. Further details will be forthcoming.

                                     . . .

In coordination with a MidAmerica Commodity Exchange ("MidAm") Board of Directors decision, approved a recommendation that the designated trading location for MidAm metals contracts be changed from the MidAm Exchange Floor to the CBOT(R) metals pit in the Mansfield Room.

This proposal includes a reciprocal temporary trading privilege feature (subject to CFTC review). The CBOT would grant to MidAm members temporary trading privileges in CBOT metals for two years. The MidAm would grant to CBOT Associate Members and IDEM and COM Membership Interest holders temporary trading privileges in MidAm metals for two years. (CBOT Full Members already have privileges in all MidAm contracts.)

These changes will be implemented as soon as practicable. Further details will be forthcoming.

                                     . . .

Confirmed the pre-holiday trading schedule for the a/c/e electronic trading platform in connection with Columbus Day, 2000. The overall CBOT schedule will be as follows:

     Friday, October 6   Open outcry Financial and Catastrophe Insurance
                         contracts close at 12:00 noon. All other open outcry contracts close at their regular times.

                         Financial, Stock Index and Metals contract electronic trading (a/c/e system) closes at 4:00 p.m. regular time.

                                     -MORE-

                                                                        09/19/00

     Sunday, October 8   Overnight a/c/e closed for Financial contracts only.

                         All other overnight a/c/e trading (Agricultural, Stock Index and Metals contracts) has a normal schedule.

     Monday, October 9   Open outcry Financial and Catastrophe Insurance
                         contracts closed.

                         Daytime a/c/e Financial contract trading closed.

                         All other contracts (Agricultural, Stock Index and Metals) have normal open outcry and a/c/e trading schedules.

                                     . . .

Approved the following changes in committee appointments:

Regulatory Compliance Committee
-------------------------------

Remove:   Joel R. Riechers

Strategy Committee
------------------

Remove:   Joel R. Riechers

Municipal Bond Index Pit Committee
----------------------------------

Remove:   Leonard H. Hoffman

Municipal Bond Options Index Pit Committee
------------------------------------------

Remove:   Leonard H. Hoffman, Chairman

Add:      Panayotis E. Arvanitis, Chairman

Soybean Options Pit Committee
-----------------------------

Add:      Edmund Anthony DeNapoli

Treasury Bond Options Pit Committee
-----------------------------------

Remove:   David S. Shorr, Co-Vice Chairman
          Douglas R. Terry
          Donald Weisberg

Add:      Leonard A. Zaban

                                     # # #

                                                                        09/19/00

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